UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

TenFold Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
88033A 10 3 (CUSIP Number)
February 14, 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 88033A 10 3

1.	Names of Reporting Persons. Jeffrey L. & Cassandra M. Walker I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,298,550 as of January 31, 2006*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,298,550 as of January 31, 2006*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,298,550 as of January 31, 2006*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 33.1%

12.	Type of Reporting Person IN

* Does not include (i) 3,869,800 shares held by the Walker Children's Trust, an irrevocable trust in which Jeffrey L. Walker, Cassandra M. Walker and Paul M. Ginsburg are co-trustees, (ii) an estimated 61,000 shares held by Clayton Dean Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker, (iii) an estimated 155,000 shares held by Cristy Danielle Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker, or (iv) an estimated 61,000 shares held by Richard Scott Walker, an adult child of Jeffrey L. Walker and Cassandra M. Walker, (v) shares held by other family, grandchildren, and friends as a result of stock gifts by Jeffrey L. Walker and Cassandra M. Walker. Mr. Ginsburg has sole voting and investment power with respect to shares of TenFold held by the Walker Children's Trust. Beneficial ownership amount includes 2,843,750 shares of Common Stock subject to options held by Jeffrey L. Walker that are currently exercisable or exercisable on or before April 15, 2006.
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Item 1.
(a)	Name of Issuer TenFold Corporation
(b)	Address of Issuer's Principal Executive Offices 698 West 10000 South, South Jordan, Utah 84095

Item 2.
(a)	Name of Person Filing Jeffrey L. & Cassandra M. Walker
(b)	Address of Principal Business Office or, if none, Residence TenFold Corporation, 120 Montgomery Street, San Francisco, CA 94104
(c)	Citizenship USA
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 88033A 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 16,298,550 as of January 31, 2006*
(b)	Percent of class: 33.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 16,298,550 as of January 31, 2006*
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 16,298,550 as of January 31, 2006*
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
Jeffrey L. & Cassandra M. Walker
By:	/s/ Jeffrey L. & Cassandra M. Walker Jeffrey L. & Cassandra M. Walker

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